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                                                           Filed by Fogdog, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                           Subject Company:  Global Sports, Inc.
                                                   Commission File No. 333-87819



FOR IMMEDIATE RELEASE


        GLOBAL SPORTS, INC. TO ACQUIRE FOGDOG, INC.; TRANSACTION WOULD
      ADD APPROXIMATELY $42.5 MILLION IN CASH AND MARKETABLE SECURITIES
        TO GLOBAL SPORTS ON A PRO FORMA BASIS AS OF SEPTEMBER 30, 2000

         Global Sports to Issue Approximately 4.95 Million Shares in
            Exchange for All Currently Outstanding Shares of Fogdog


KING OF PRUSSIA, PENNSYLVANIA and REDWOOD CITY, CALIFORNIA, October 24, 2000 - GLOBAL SPORTS, INC. (NASDAQ: GSPT), a leading developer and operator of e-commerce businesses, and FOGDOG, INC. (NASDAQ: FOGD), an online sporting goods store, announced today that Global Sports has entered into a definitive merger agreement to acquire all of the outstanding shares of Fogdog.

Under the terms of the merger agreement, upon consummation of the merger, Fogdog stockholders will receive 0.135 of a share of Global Sports common stock for each share of Fogdog common stock. Global Sports expects to issue approximately
4.95 million shares of common stock in exchange for all currently outstanding shares of Fogdog, which will represent approximately 15.6% of Global Sports' outstanding common stock following the merger. In addition, Global Sports will assume all of Fogdog's outstanding options. Based on the closing price of Global Sports' common stock on October 23, 2000, the transaction is valued at approximately $38.4 million (excluding assumed options). The transaction, which will be accounted for as a purchase, is expected to close in the first quarter of 2001, subject to the satisfaction of certain customary closing conditions, including the approval of the stockholders of Fogdog and termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.

Transaction Expected to Positively Impact Global Sports' Already Strong Balance Sheet

As of September 30, 2000, Fogdog reported a tangible net worth of approximately $45.4 million and cash and marketable securities of approximately $42.5 million. Assuming completion
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of Global Sports' acquisition of Fogdog and closing of the $40.8 million investment by Interactive Technology Holdings, LLC (a joint venture between Comcast Corporation and QVC, Inc.) in Global Sports, which closed on October 5, 2000, Global Sports had approximately $100 million in cash and marketable securities, on a pro forma basis, as of September 30, 2000.

GLOBAL SPORTS TO ENHANCE ITS E-COMMERCE PLATFORM DEVELOPMENT WITH THE ADDITION OF FOGDOG TECHNOLOGY CAPABILITIES

Global Sports expects to integrate certain e-commerce applications developed by Fogdog into Global Sports' e-commerce platform. Global Sports also expects to use Fogdog-owned hardware and infrastructure to expand Global Sports' existing infrastructure. Global Sports believes that the combination of new e-commerce application enhancements and additional hardware and infrastructure, together with the opportunity to benefit from Fogdog's Silicon Valley-based technology team, will enhance Global Sports' ability to serve existing and future partners.

Fogdog to be Global Sports' 14th E-Commerce Sporting Goods Business

It is anticipated that the Fogdog Web site (www.fogdog.com) and brand will be
                                            --------------
integrated into Global Sports' existing infrastructure and will represent Global Sports' 14th e-commerce sporting goods business. Following consummation of the merger, Global Sports expects to integrate the Fogdog.com Web site utilizing Global Sports' centralized infrastructure, including its common pool of sporting goods inventory, proprietary product information database, fulfillment center in Louisville, KY, and customer service call center in King of Prussia, PA. A significantly reduced Fogdog operation will be maintained in Redwood City, CA.

Following the consummation of the merger, Global Sports plans to maximize Fogdog's highly-recognized brand name, and its current base of 300,000 customers, 600,000 name e-mail database, 48,000 member affiliate marketing program, and performance-based online marketing deals, while eliminating nonperformance-based marketing programs, including television advertising, event promotions and sponsorships.

Commenting on the transaction, Global Sports Chairman and CEO Michael G. Rubin, said, "In addition to significantly enhancing Global Sports' already strong balance sheet upon the close of the transaction, this acquisition clearly solidifies our leadership position in sporting goods e-commerce. Since 1994, Fogdog and its predecessor companies have been leaders in e-commerce Web site and software development, and we look forward to utilizing their technology to benefit our current and future partners. I am pleased that a tremendous opportunity like this became available for Global Sports."

"This has been a turbulent market environment for pure-play B-to-C business models," stated Tim Harrington, CEO of Fogdog. "I am very proud of the assets that our company has built, and I am excited to bring these strengths to Global Sports. Furthermore, I look forward to joining the executive management team of the company and working to build a great business."

Fogdog, Inc. also distributed a press release today announcing its earnings for the third quarter of 2000.

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About Global Sports

Global Sports, Inc. (NASDAQ: GSPT) (www.globalsports.com) is a leading developer and operator of e-commerce businesses. Global Sports develops and operates the e-commerce sporting goods businesses of specialty retailers, general merchandisers, Internet companies, and media companies under exclusive long-term agreements. The Company operates the e-commerce sporting goods businesses of www.bluelight.com -- the exclusive e-commerce partner for Kmart,
-----------------
www.broadbandsports.com and www.athletesdirect.com, www.buy.com,
-----------------------     ----------------------  -----------
www.dunhamssports.com,  store.foxsports.com, www.mcsports.com, www.oshmans.com,
---------------------   -------------------  ----------------
www.qvc.com, www.sportchalet.com, www.sportsrus.com, www.theathletesfoot.com,
-----------  -------------------  -----------------  -----------------------
www.thesportsauthority.com, and store.webmd.com.
--------------------------      ---------------

About Fogdog

Fogdog, Inc. (NASDAQ: FOGD) (www.fogdog.com) is an online sporting goods retailer that provides a superior shopping experience by offering an extensive product selection, robust product information and convenient and personalized shopping. Fogdog offers a broad selection of sporting goods, with up to 80,000 distinct stock keeping units representing more than 850 brands in all major sports categories. Fogdog provides information and analysis authored by experts, helpful shopping services and innovative merchandising. Online shoppers at Fogdog Sports enter a specialty store environment where they can shop by brand, product category or keyword search and select from top brands. Fortune Magazine has twice named Fogdog among the top ten shopping sites on the Web, and Gomez.com has ranked Fogdog as the top sporting goods store on the Web four times.

Forward-Looking Statements

This news release contains forward-looking statements that involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, risks relating to the consummation of the contemplated merger, including the risk that required regulatory clearances or stockholder approval might not be obtained in a timely manner or at all. In addition, statements in this press release relating to the timing and successful completion of technology and product development efforts, integration of the technologies and businesses of Global Sports and Fogdog, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners and other factors described in the most recent Form 10-Q, most recent Form 10-K and other periodic reports filed by Global Sports and Fogdog with the Securities and Exchange Commission.

Additional Information and Where to Find It

          Global Sports plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and Fogdog expects to mail a Proxy
Statement/Prospectus to stockholders of Fogdog containing information about the merger. Investors and security holders of Fogdog are urged to read the Registration Statement and Proxy Statement/Prospectus carefully

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when they are available. The Registration Statement and the Proxy Statement/
Prospectus will contain important information about Global Sports, Fogdog, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the Web site maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of
                                           ------------------
the Proxy Statement/Prospectus and these other documents may also obtained from Fogdog by directing a request through the Investor Relations portion of Fogdog's Web site at http://www.fogdog.com or by mail to Fogdog at Fogdog, Inc.,
            ---------------------
Attention: Investor Relations Department, 500 Broadway, Redwood City, CA 94063.

In addition to the Registration Statement and the Proxy Statement/Prospectus, Global Sports and Fogdog file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Global Sports and Fogdog at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Global Sports' and Fogdog's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.
------------------

Interests of Certain Persons in the Merger

The directors and executive officers of Global Sports and Fogdog have interests in the merger, some of which may differ from, or may be in addition to, those of Fogdog's stockholders generally. A description of the interests that Global Sports' and Fogdog's directors and executive officers have in the merger will be available in the Proxy Statement/Prospectus.

Solicitation of Proxies

Fogdog, its directors, executive officers and certain other members of Fogdog's management and employees may be soliciting proxies from Fogdog's stockholders in favor of the merger. The directors and officers of Global Sports may be deemed to be participants in Fogdog's solicitation of proxies. Information concerning the participants will be set forth in the Proxy Statement/Prospectus when its filed with the Securities and Exchange Commission.


For more information contact:

Mr. Pat McGovern, Esq.              Mr. Arthur Miller, Esq.
General Counsel                     General Counsel
Fogdog, Inc.                        Global Sports, Inc.
(650) 980-2546                      (610) 491-7005
pat@fogdog.com                      millera@globalsports.com

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